United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

October 31 - 31, 2017

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR Acquisition of Shares	October 4, 2017
PDMR Acquisition of Shares	October 11, 2017
PDMR Acquisition of Shares	October 20, 2017
Announcement of newly listed shares	October 24, 2017
PDMR Sale of Shares	October 31, 2017
Total Voting Rights at October 31, 2017	November 1, 2017

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	L Phillip Humann
2.	Reason for notification
a)	Position / status	Independent non-executive director
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 291.86334 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD $42.7104	291.86334
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 291.86334 Ordinary Shares Aggregated Price: USD $42.7104 per share
e)	Date of the transaction	11 September 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.338173 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)	Price(s) USD $40.90 Volume(s) 3.338173
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3.338173 Ordinary Shares Aggregated Price: USD $40.90 per share
e)	Date of the transaction	6 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 0.323628 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)	Price(s) USD $40.90 Volume(s) 0.323628
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 0.323628 Ordinary Shares Aggregated Price: USD $40.90 per share
e)	Date of the transaction	6 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1.252879 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)	Price(s) USD $40.90 Volume(s) 1.252879
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1.252879 Ordinary Shares Aggregated Price: USD $40.90 per share
e)	Date of the transaction	6 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.662561 Ordinary Shares as part of a dividend reinvestment transaction
c)	Price(s) and volume(s)	Price(s) USD $40.90 Volume(s) 5.662561
d)	Aggregated information Aggregated volume Price	Aggregated Volume: 5.662561 Ordinary Shares Aggregated Price: USD $40.90 per share
e)	Date of the transaction	6 October 2017
f)	Place of the transaction	New York Stock Exchange

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.891253 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.96	4.304369
		USD $0.00	3.586884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.891253 Ordinary Shares Aggregated Price: USD $22.88753 per share
e)	Date of the transaction	19 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.891253 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.96	4.304369
		USD $0.00	3.586884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.891253 Ordinary Shares Aggregated Price: USD $22.88753 per share
e)	Date of the transaction	19 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.891253 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.96	4.304369
		USD $0.00	3.586884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.891253 Ordinary Shares Aggregated Price: USD $22.88753 per share
e)	Date of the transaction	19 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.891253 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.96	4.304369
		USD $0.00	3.586884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.891253 Ordinary Shares Aggregated Price: USD $22.88753 per share
e)	Date of the transaction	19 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.891253 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $41.96	4.304369
		USD $0.00	3.586884

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 7.891253 Ordinary Shares Aggregated Price: USD $22.88753 per share
e)	Date of the transaction	19 October 2017
f)	Place of the transaction	New York Stock Exchange

Date: 24 October 2017
Coca-Cola European Partners plc
Additional Shares Listing
Coca-Cola European Partners plc (the ‘Company’) has issued and allotted 143,324 new ordinary shares of €0.01 each (the ‘Shares’) under three employee share schemes: (1) The Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, (2) the Coca-Cola Enterprises, Inc. Legacy Long-Term Incentive Plan and (3) The Coca-Cola European Partners plc Long-Term Incentive Plan 2016.
Accordingly, an application has been made to the Financial Conduct Authority for the Shares to be admitted to listing on the Official List and to Euronext for the Shares to be admitted to Euronext London. Admission of the Shares is expected on 25 October 2017.
The Shares will rank pari passu with the existing shares of the Company.

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them
The notifications below made under article 19.1 of the Market Abuse Regulation (MAR) relate to the vesting of awards granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan (“2010 Plan”) on behalf of persons discharging managerial responsibilities. This announcement is made in accordance with article 19.3 of MAR.

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2.	Reason for notification
a)	Position / status	Chief Public Affairs and Communications Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 869 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 869 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	869

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 869 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 October 2017

f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 411 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 869 RSUs on 30 October 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $40.5038	411

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 411 Ordinary Shares Aggregated Price: USD $40.5038 per share
e)	Date of the transaction	31 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 1,391 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 1,391 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,391

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,391 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 October 2017
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 657 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 1,391 RSUs on 30 October 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $40.5100	100
		USD $40.5000	557

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 657 Ordinary Shares Aggregated Price: USD $40.501522 per share
e)	Date of the transaction	31 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ben Lambrecht
2.	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition following the automatic vesting of 3,478 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 3,478 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	3,478

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 3,478 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 October 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Acquisition following the automatic vesting of 4,058 Restricted Stock Units (“RSUs”) granted under the terms of the 2010 Plan, resulting in the issue of 4,058 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,058

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 4,058 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	30 October 2017
f)	Place of the transaction	New York Stock Exchange
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,913 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 4,058 RSUs on 30 October 2017
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $40.5000	500
		USD $40.4900	100
		USD $40.4800	1,313

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 1,913 Ordinary Shares Aggregated Price: USD $40.485750 per share
e)	Date of the transaction	31 October 2017
f)	Place of the transaction	New York Stock Exchange

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 October 2017, Coca-Cola European Partners plc had 484,478,386 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,478,386 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 1, 2017	By:
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary